October 20, 2023

Via Edgar Transmission

Mr. Thomas Jones

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Majestic Ideal Holdings Ltd Amendment No. 2 to Registration Statement on Form F-1 Filed September 18, 2023 File No. 333-271502

Dear Mr. Jones:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated October 13, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 2 to Registration Statement on Form F-1 filed September 18, 2023

General

1.	We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections, relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on May 16, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC government’s intent to strengthen its regulatory oversight conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the amendment that was filed on May 16, 2023.

Response: We respectfully advise the Staff that on May 11, 2023, the Company’s PRC Counsel, Commerce & Finance Law Offices, submitted a draft of the filing materials including a draft Form F-1 to the CSRC, and the Company subsequently updated the disclosures appearing on the cover page, Summary and Risk Factor sections relating to the legal and operational risks associated with operating in China and PRC regulations in reference to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and the CSRC’s comments regarding such disclosures. The Company was advised by Commerce & Finance Law Offices, that based on discussions with the CSRC, it is a compliance obligation and requirement of the Company to amend the relevant descriptions of the Prospectus to conform to the actual legal policies, business environment and judicial situation in the PRC.

Dilution, page 44

2.	Please tell us how your $(10,719,688) and $(0.09) net tangible book value and net tangible book value per share were calculated.

Response: We respectfully advise the Staff that we have revised the disclosures on page 44.

September 30, 2022 Annual Financial Statements

Consolidated Statements of Income and Comprehensive Income, page F-4

3.	Your note at the bottom of page F-4 indicates that your basic and diluted earnings per share were retroactively adjusted for the July 2023 stock split, however, we note no change to the earnings per share amount for each period presented. Please revise to include the correct amounts for earnings per share using the weighted average number of ordinary shares after the stock split of 18 million.

Response: We respectfully advise the Staff that we have revised the disclosures on page F-4.

Consolidated Statements of Changes of Shareholders’ (Deficit) Equity, page F-5

4.	It appears as the No. of Shares column has not been retroactively adjusted for the July 2023 stock split. Please revise. Your March 31, 2023 interim shareholders’ equity statement should be similarly revised.

Response: We respectfully advise the Staff that we have revised the disclosures on page F-5 and F-29.

March 31, 2023 Interim Financial Statements

Unaudited Condensed Statements of Income and Comprehensive Income, page F-28

5.	Your calculation of earnings (loss) per share appears to be calculated using comprehensive income rather than net income. Please revise both your interim and annual statements of income to calculate earnings per share using net income.

Response: We respectfully advise the Staff that we have revised the disclosures on page F-28.

Notes to the Consolidated Financial Statements

10. Leases, page F-44

6.	Please clarify your statement that the outstanding operating leases are below your threshold for capitalization and therefore, “no right of use assets and liabilities were recognized under ASU 842” given that in the table above, you have right of use assets and liabilities recorded on the balance sheet.

Response: We respectfully advise the Staff that we have revised the disclosures on page F-44 and F-21.

12. Taxes

China, page F-46

7.	Please clarify why you have a provision for income taxes in your income statement of RMB 677,656 with a net loss and negative tax rate of (105.9)%. Your response should address the nature of the large adjustments to your effective tax rates including the tax loss not recognized of (30.6)% and tax concession of (97.6)%.

Response: We respectfully advise the Staff that New Brand was not subject to PRC income tax in view of its tax loss for the six months period ended March 31, 2023. However, dividend distribution out of the retained profits of foreign-invested enterprises in the PRC (i.e. New Brand) earned after January 1, 2008 is subject to withholding income tax at a tax rate of 10% unless reduced by treaty. Multi Ridge accounted for the 10% withholding tax arising from dividend it received from New Brand’s retained profit during the six months period ended June 30, 2023 as PRC income tax. We respectfully advise the Staff that we have revised the tax policies and the disclosure on page F-46.

Our negative tax rate (105.9%) was simply derived from dividing our Loss before Income Tax of RMB639,852 by our Provision for Income Taxes of RMB677,656. As the denominator was negative, the rate derived was negative by presentation. We respectfully advise the Staff that the terminology of Tax Concession was not perfectly depicting that nature of our withholding tax in the tax reconciliation, we have therefore revised the disclosure on F-46.

Our tax loss not recognized (30.6%) was simply derived from dividing our Loss before Income Tax of RMB639,852 (as adjusted by income not taxable and expense not deductible) by our Loss before Income Tax of RMB639,852. As the denominator was negative, the rate derived was negative by presentation.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

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